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n.a. 1/8

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40771

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE CLEARING, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	ALABAMA	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Coleman (205) 380-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203-3207
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, C. Fred Wagstaff, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterne Agee Clearing, Inc., as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Lisa Beck Youngblood

Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Oct 4, 2010
BONDED THRU NOTARY PUBLIC UNDERWRITERS

This report ** contains (check all applicable boxes):

- (a) Facing Page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements for Pursuant to Rule 15c3–3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

sterne
agee

December 14, 2009

SEC Headquarters
Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Re: Sterne Agee Clearing, Inc. and Sterne Agee Financial Services, Inc.

To Whom It May Concern:

In response to the letter dated December 10, 2009 received from Mr. Brady Perniciaro, please find attached the SIPC Supplemental Report as required by SEC Rule 17a-5(e)(4) along with a new completed Form X-17A-5 Part III Facing Page. We failed to include a copy of this report when compiling the audited information to send to your office. I apologize for the oversight. Please call me with any questions you may have.

Sincerely,

C. Fred Wagstaff, III
Chief Financial Officer

SEC
Mail Processing
Section

DEC 1 7 2009

Washington, DC
105

800 SHADES CREEK PARKWAY, SUITE 550 · BIRMINGHAM, ALABAMA 35209
P) 205.380.1726 · F) 205.380.1725 · WWW.STERNEAGEE.COM

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Sterne Agee Clearing, Inc.
800 Shades Creek Parkway
Birmingham, Alabama 35209

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Sterne Agee Clearing, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterne Agee Clearing, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sterne Agee Clearing, Inc.'s management is responsible for Sterne Agee Clearing, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009, less revenues reported on the FOCUS reports for the periods from October 1, 2008 to December 31, 2008 and from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2009 and June 30, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2009 and June 30, 2009 supporting the adjustments noting no differences; and

5. Compared the amount of payment, and did not note any overpayment applied to the current assessment, with the Form SIPC-7T on which it was originally computed.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Sterne Agee Clearing, Inc.
800 Shades Creek Parkway
Birmingham, Alabama 35209

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Sterne Agee Clearing, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterne Agee Clearing, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sterne Agee Clearing, Inc.'s management is responsible for Sterne Agee Clearing, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2009, less revenues reported on the FOCUS reports for the periods from October 1, 2008 to December 31, 2008 and from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to September 30, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2009 and June 30, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2009 and June 30, 2009 supporting the adjustments noting no differences; and

5. Compared the amount of payment, and did not note any overpayment applied to the current assessment, with the Form SIPC-7T on which it was originally computed.

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

KPMG

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2009